UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 30 October 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market release: Telecom acquires management rights in 700MHz spectrum auction first round

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 October 2013	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

MARKET RELEASE 30 October 2013

Telecom acquires management rights in 700MHz spectrum auction first round

The Minister for Communications and Information Technology, Amy Adams, has announced that Telecom has acquired management rights to three lots (2x 15 MHz) of the 700MHz spectrum band in the first round of the Government auction process. The successful bidding price was the reserve price of NZ$66 million (plus GST).

Telecom Chief Executive Simon Moutter, said, “We are pleased to have acquired management rights for the maximum three lots available to an operator in the first round of the auction. These rights will underpin our plans to bring 4G network speed and performance to more New Zealanders.”

The 700MHz spectrum band, previously used for analogue broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already being built in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas.

Telecom is already well advanced in the build of its 4G network in major urban areas using 1800MHz spectrum, and will be launching 4G services for customers in Auckland, Wellington and Christchurch on 12 November.

However 1800MHz spectrum is not particularly well suited for use outside major urban areas. In less densely populated areas, the broader coverage range of lower frequency spectrum such as the 700MHz band enables a 4G network to be built with less cell site infrastructure, significantly improving the network economics.

Please find enclosed a copy of the Ministers statement.

- ENDS –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Hon Amy Adams Minister for Communications and Information Technology

30 October 2013

Media Statement

Three bidders successful in 700 MHz 4G spectrum auction

Communications and Information Technology Minister Amy Adams today announced that the initial allocation round of the 700 MHz spectrum auction has resulted in 2degrees, Telecom, and Vodafone each acquiring management rights to spectrum in the 700 MHz band.

Telecom and Vodafone have each successfully bid $66 million (plus GST) for 2x15 MHz (three lots), while 2degrees successfully bid for 2x10 MHz (two lots) at a price of $44 million (plus GST).

The outcome leaves one 2x5 MHz block of spectrum unsold. The Government expects to make a decision about the unsold spectrum block in the coming weeks.

In respect to any unsold spectrum, the auction rules allow the Government to relax the initial 2x15 MHz bidding limit to 2x20 MHz, enabling bidders to compete for the remaining block of spectrum in a supplementary allocation round.

Alternatively, the Government could retain the unsold lot and allocate it at a later date.

“Overall, this is a successful outcome for the auction that bodes well for the future of competitive fourth generation (4G) mobile services in New Zealand”, Ms Adams says.

“While 2degrees has bid for slightly less spectrum than Telecom and Vodafone, internationally we have seen that 2x10 MHz is sufficient to run a viable 4G network and provide much faster data speeds to mobile customers.

“Examples of 4G mobile networks with 2x10 MHz of comparable spectrum can be found in Australia, the United Kingdom, South Korea, and many European countries.”

The 700 MHz spectrum has been freed up for new uses following the switchover to digital television.

The auction conditions include requirements for mobile network operators to upgrade their existing rural cell sites to 4G capability within five years, and for successful bidders to continue expanding cellular coverage.

These requirements are designed to ensure that at least 90 per cent of New Zealanders have access to a 4G network and faster mobile broadband coverage within five years.

4G mobile broadband services are capable of speeds up to ten times faster than existing mobile data networks, and are expected to help meet growing consumer demand for mobile data.

Indications are that by using the spectrum for 4G mobile networks, economic benefits for New Zealand of up to $2.4 billion can be expected over the next twenty years.

Media contact: Nathan Beaumont 021 243 8412